SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF
PROCESS AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”): CryptoLogic Inc.

B.	This is (check one):

☐	An original filing for the Filer.
☒	An amended filing for the Filer.

C.	Identify the filing in conjunction with which this form is being filed:

Name of registrant:	CryptoLogic Inc.
Form type:	Form 40-F
File number (if known):	000-03224
Filed by:	CryptoLogic Inc.
Date filed (if filed concurrently, so indicate):	August 26, 1999

D.	The Filer is incorporated or organized under the laws of

Ontario, Canada

and has its principal place of business at

1867 Yonge Street, 7th Floor Toronto, Ontario, Canada M4S 1Y5 (416) 545-1455

E.	The Filer designates and appoints

CT Corporation 111 8th Avenue New York, New York 10011 (212) 894-8940

as the agent (the “Agent”) of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)	any investigation or administrative proceeding conducted by the Commission; and

(b)	any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with securities registered or qualified by the Filer on Form 40-F on August 26, 1999 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that the service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to the Form 40-F. The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.	The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form 40-F, the securities to which the Form 40-F relates and the transactions in such securities.

     The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in Toronto, Ontario country of Canada, on May 13, 2004.

CRYPTOLOGIC INC.
By:	/s/ LEWIS ROSE
Lewis Rose
President and Chief Executive Officer

     This statement has been signed by the following person in the capacity indicated on May 14, 2004.

CT CORPORATION Agent for Service
By:	/s/ ANN LASKOWSKI
Ann Laskowski
Assistant Secretary